# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chewy, Inc., CIK 0001766502
CUSIP: 16679L109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7700 WEST SUNRISE BOULEVARD, PLANTATION, Florida (FL), 33322
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-002326
Filed by CIK 0001700574

## Reporting persons
- Holocene Advisors, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,939,051; sole dispositive power 0; shared dispositive power 6,939,051; aggregate amount beneficially owned 6,939,051 (3.55% of the class)
- J. Brandon Haley: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,939,051; sole dispositive power 0; shared dispositive power 6,939,051; aggregate amount beneficially owned 6,939,051 (3.55% of the class)

## Item 1. Issuer
Name of issuer: Chewy, Inc.
Address of issuer's principal executive offices: 7700 WEST SUNRISE BOULEVARD, PLANTATION, FL, 33322

## Item 2. Person Filing
Name of person filing:
Holocene Advisors, LP

J. Brandon Haley
Address of principal business office or, if none, residence:
Holocene Advisors, LP - 15 East 26th Street, 8th Floor, New York, NY 10010

J. Brandon Haley - c/o Holocene Advisors, LP 15 East 26th Street, 8th Floor, New York, NY 10010
Citizenship:
Holocene Advisors, LP: Delaware

J. Brandon Haley: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,939,051
Percent of class: 3.55%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,939,051
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,939,051

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2025

Holocene Advisors, LP

By: /s/ Eric M. Albert

Name: Eric M. Albert

Title: Chief Compliance Officer

J. Brandon Haley

By: /s/ J. Brandon Haley
J. Brandon Haley

## Signatures
- Holocene Advisors, LP: Eric M. Albert, Eric M. Albert - Chief Compliance Officer (08/14/2025)
- J. Brandon Haley: J. Brandon Haley, J. Brandon Haley (08/14/2025)